Mail Stop 4561

May 10, 2007

Mr. Richard A. Bianco
Chairman, President, and Chief Executive Officer
Ambase Corporation
100 Putnam Green
3rd Floor
Greenwich, CT   06830-6027

      Re: **Ambase Corporation**
           Form 10-K for the year ended December 31, 2006
           Filed March 29, 2007
           File No. 001-07265

Dear Mr. Bianco:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Daniel L. Gordon
           Branch Chief